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                           LynuxWorks, Incorporated
                             855 Branham Lane East
                              San Jose, CA 95138


                                 June 21, 2001


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20949
Attn:  Barbara C. Jacobs

     Re:  LYNUXWORKS, INCORPORATED
          Form S-1
          FILE NO. 333-48592

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), LynuxWorks, Incorporated (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-48592 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions. No sales of the Company's Common Stock have been or will be made pursuant to the S-1 Registration Statement. The Company may undertake a private offering in reliance on Rule 155(c) under the Act.

     If you have any questions, please call Steven Bernard or Eveline Mutsaers of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or the undersigned at
(408) 979-3900.


                                        Very truly yours,

                                        LYNUXWORKS, INCORPORATED



                                        By: /s/ Inder M. Singh
                                            --------------------------------
                                            Inder M. Singh
                                            President, Chief Executive Officer
                                            and Chairman